MUSIC OF YOUR LIFE, INC.

3225 McLeod Drive, Suite 100

Las Vegas, Nevada 89121

April 23, 2015

VIA FACSIMILE

Ms. Sharon Virga

Mr. Terry French

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Telephone (202) 551-3737

Telephone (202) 551-3348

Fax (202) 772-9202

Re: Music of Your Life, Inc.

Form 10-K for Fiscal Year Ended May 31, 2014 Filed September 15, 2015

Form 10-Q for Fiscal Quarter Ended November 30, 2014 Filed January 12, 2015

File No. 000-54163

Dear Ms. Virga and Mr. French:

We are in receipt of your letter to us dated March 6, 2015 in respect of a Current Report on Form 10-K, dated May 31, 2014 and 10-Q, dated November 30, 2014 (hereafter, the “Current Report”) filed by Music of Your Life, Inc. (hereafter “MYLI” or the “Company”) with the Securities and Exchange Commission. This letter is intended to respond to your comments and we have reproduced your comments herein with our responses immediately below.

Form 10-Q for Fiscal Quarter Ended November 30, 2014 Item 1. Business, page 4

1.	Comment. Based upon financial condition and results of operation since your May 31, 2013 merger, it appears that your company is a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934. We note in particular your nominal operations and nominal assets since your merger. Please amend to identify your company as a shell company and indicate whether you aspire to merge with an operating company to further your business goals or develop your business organically. Please highlight the illiquid market for your company’s securities due to the lack of an active trading market and the inability of shareholders to rely upon Rule 144 to resell their stock until one year following your company no longer being considered a shell company.

RESPONSE:

Music of Your Life, Inc. is not a shell under the terms the SEC has previously implemented.

The SEC addressed the "shell" definition in SEC Release No. 33---8587. In the release, the SEC stated,

“We are defining a “shell company” as a registrant with:

1. no or nominal operations

and

2. either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.

We note that this is an “and” test, not an “or” test. Thus, if an issuer has more than no or nominal operations, it is not a shell company, regardless of whether or not it has any assets on its balance sheet. Likewise, if an issuer has more than no or nominal assets, it is not a shell company , regardless of whether or not it has more than no or nominal operations. We further note that the test is not based upon revenues, but upon operations, an important distinction. An issuer that has more than nominal operations, but has not generated revenues is not a shell company within this definition. Also, an issuer may have more than no or nominal assets and not have them show up on the balance sheet due to a variety of factors.

Based upon the forgoing, an issuer is not a shell company if:

The issuer is early stage, pre or early revenue “start up” company with a legitimate business plan that is taking active steps to implement its business plan; and the issuer has no intention to place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company.

Music of Your Life, Inc. Has More than No or Nominal Operations. Music of Your Life, Inc. is not a shell company in that it has both significant operating history and has ongoing significant operations. Further, Music of Your Life, Inc. has no intention of placing assets or operations in the company to return to a stock promoter or its affiliates and there is no agreement to return Music of Your Life, Inc. assets or operations to a promoter or its affiliates before, upon completion of, or shortly after a business combination transaction.

Music of Your Life, Inc. has, since June 5, 2013, (when it filed its Super 8-K disclosing its acquisition of Music of Your Life, Inc. (Nevada)) engaged in significant operating activities. It acquired the operations of the longest continuously running radio in the United States. The Company had several employees and contractors running its internet radio station.

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Music of Your Life has been broadcasting Adult Standards type music on AM and FM radio stations across the United States continuously for 37 years, since 1978. Adult Standards is described as music from the Great American Songbook, e.g., music that was written by the classic writers, such as Harold Arlen's “Stormy Weather”, George Gershwin’s “They Can’t Take That Away From Me”, Henry Manici’s “Moon River”, Frank Loesser’s “Luck Be A Lady”, Cole Porter’s “Night and Day”, and hundreds more. These songs, written mainly in the 1930’s and 40’s, have been sung by thousands of singers like, Frank Sinatra, Doris Day, Ella Fitzgerald, Bing Crosby, Peggy Lee, Rosemary Clooney, Judy Garland and many, many more. Most of these records were made from the 1930’s (Frank Sinatra and the Tommy Dorsey Band as an example), all the way up to the early-1950’s (Dean Martin’s “That’s Amore”). More recently, artists like Paul McCartney, Rod Stewart, Bruno Mars, and Lady Gaga have created a new audience for the Great American Songbook, making the format very popular once again.

Music of Your Life is known as a “syndicated, long-form radio show”, which means it is being broadcast 24-hours a day, seven days a week, compared to a “short-form” show which only broadcasts a single program, for just a couple hours a day at various times during the week. Most of your AM radio talk shows, for instance, are considered “short-form” radio, airing 2-hours a day, 5 days a week. This is one of the major differences between the Music of Your Life network and others.

The network has been hosted on more than 2,500 radio stations during this time, and is currently heard on 30 radio stations, including top-20 markets such as WVOX-AM, New York City, WVIP-FM, New York City, KALI-FM Los Angeles, WXPA-AM, Seattle, WACN-AM, Boston, KEST-AM, San Francisco, WOCN-AM, Miami, and WEXY-AM, Ft. Lauderdale. Several hundred people are employed throughout the country as a direct result of the Music of Your Life programing airing on these local stations.

The traditional method of generating revenue for most radio shows, short form, and long form, is through the “barter system”, which means the network keeps 3 minutes of radio advertising time per hour for its own commercials, and the local station broadcasting the network’s programming, keeps the rest, as much as 13-minutes per hour for its commercials. These commercials, known as “spots”, are usually 30 or 60 seconds long, and are usually “direct response”. Direct Response ads are very common, they’re used on radio and TV, to sell just about everything from a weight-loss formula, to IRS help, to a kitchen utensil. Local stations that broadcast Music of Your Life, focus primarily on selling spots to the business in their community covered by the AM or FM signal. The local restaurant, car dealership, etc. Since Music of Your Life is a nationwide radio show, our 3-minutes must appeal to a national audience, e.g., a person listening in Boston would not be interested in a sale at an auto dealership in Seattle, so, we must advertise a sale by General Motors, which applies to all car dealerships nationwide. In the 1980’s, the “sound” of Music of Your Life was extremely popular, and the network was featured on the hit TV show, West Wing, in the comic strip Family Circle, and was heard on more than 1,000 radio station concurrently. As a result, the spot sales for the company were handled by advertising agencies on Madison Avenue in New York City. Those 3-minutes were like gold to the company, the lifeline of all programming generating as much as $200 per minute for a nationwide 60-second spot, and a daily average of approximately $8,000 - $10,000 in gross revenue, or nearly $10-million in annual sales.

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As music tastes changed in the 1990’s to the early 2,000’s, stations began dropping the Music of Your Life format. AM radio moved to talk and sports, and FM became the birthplace of everything rock-and-roll, and alternative music. Jazz became popular, as well as the rise of country music. The Great American Songbook was now heard only on a few stations that carried Music of Your Life. A friend of mine had a radio show on Music of Your Life and asked me to see what we could do to re-launch the network, and keep it from going off the air. I came in with a technical background and brought Music of Your Life to the Internet in 2008, the first syndicated radio network ever heard on the Internet. New artists started recording the Great American Songbook music, starting with Rod Stewart, which made the format popular once again. However, as Internet radio became more popular at the same time, advertising rates for a one-channel syndicator such as Music of Your Life dropped dramatically. Clear Channel radio (now iHeart), and XM (now Sirius), offered the same spots to the same advertisers as Music of Your Life, at a fraction of the cost. Where we could once charge $200 per minute, we were lucky to get $2 per minute. Even with a sold-out network, that’s $2,600 per month. Our monthly satellite bill to deliver to the AM and FM affiliates was $10,000, so there was no way to ever become profitable in this new radio environment.

Two years ago, a new product came along called the Barix Exstreamer 500, which could take a signal at one end, and deliver to hundreds of receivers at the same time with broadcast quality through the Internet, for $10 per station per month. So, instead of $10,000 per month to broadcast to our affiliates, we now pay $300. And now we could broadcast to any station in the world with an Internet connection. We currently fluctuate between 20-40 AM and FM stations broadcasting the Music of Your Life format across the US, but our top markets have remained for several years. Music of Your Life has an estimated 100,000 listeners every 15-minutes on the radio, with another several thousand listening on the Internet at any one time worldwide.

The largest challenge for a syndicated radio format such as ours is generating advertising revenue. Gone are the Madison Avenue advertising agencies, so we must rely upon the new smaller companies handling Direct Response (“DR”) advertising. We currently use Marketing Architects (http://www.marketingarchitects.com) as the primary source of our DR spots, which only generate a few hundred dollars per month. However, two years ago, I decided to restart the company with a public vehicle to raise the capital needed to grow the network from a single channel syndicator, to a multi-channel syndicator, similar to what Sirius does today, and charge a monthly fee to subscribers. The difference between Music of Your Life and other Internet radio offerings, but similar to Sirius, is that Music of Your Life features, and always has featured, celebrity disc jockeys, or show hosts to present the music. Know for 38 years, as the network where “The Stars Who Play the Stars”, Music of Your Life has been home to celebrities like Pat Boone, Peggy Lee, Johnny Mathis, the Tonight Show’s Doc Severonson, and Gary Owen from Laugh-In. On the air today, as he has been for 15-years, is Peter Marshall from Hollywood Squares fame, big band leader, Les Brown, Jr., Steve Torme, son of legendary Mel Torme, and the famous broadcaster Nick Clooney, who’s also the father of actor George Clooney. Several celebrities are lined-up to host our new radio shows, that will feature a wide verity of music, such as Bret Michaels for our Rock channel, Trace Atkins, for our Country channel, and several others.

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Music of Your Life has also been a very successful brand for selling records and tapes. In the 1980’s, CBS records featured several of their artists on the Music of Your Life label, many of which can still be found on Ebay. A new line of Music of Your Life CD’s was launched several years ago as well.

Three years ago, Time Life licensed the Music of Your Life name to create the Music of Your Life Collection, a box set of 10-CD’s, and an Infomercial featuring Peter Marshall and Debby Boone which aired on television stations nationwide for two years. To date, that collection has been one of the most successful products for Time Life in recent years, selling more than 1.2 million CD’s. Based on that success, Music of Your Life has partnered once again with Time Life for a new CD box set and Infomercial, called “Music of Your Life Country”. The Infomercial, featuring country stars Crystal Gayle and Charlie Pride, began airing on television stations across the US just two weeks ago with tremendous success. Music of Your Life entered into a licensing agreement with Time Life, and will be paid a fee for every unit sold. This revenue stream usually takes 90-days to realize.

To produce and broadcast the current Music of our Life channel to our radio station affiliates, the company utilizes the services a several outside companies. Our producer, Steve Van de Venter, from his studio in Denver, Colorado, receives voice tracks every day from our on-air team, Peter Marshall, Steve March-Torme, Al Hardee, Les Brown, Jr., Lorri Hafer, and Marc Angell, by way of and FTP service. Peter Marshall records his show at the House of Blues Recording Studio in Hollywood, California; Steve March-Torme from his studio in Appleton, Wisconsin; Al Hardee at a radio station in Atlanta, Georgia; Les Brown, at the Mansion Studios in Branson, Missouri; Lorri Hafer at a home studio in Tampa, Florida, and Marc Angell at the Music of Your Life studio in Westlake Village, California. Our commercial producer, Leo Oshran, located in Schenectady, New York, programs all of our radio spots using the Commercial Log software, and also delivers to our producer via FTP, with a daily log file. The producer then takes the log file, with all 24-hours of voice tracks and music selections, and programs them into our Google Radio Automation system, remotely. The Google Radio Automation system in located at a server farm in Denver, Colorado, called FDC Servers. We have two full automation systems located at FDC, one for broadcast, and another for backup. Once our producer has dropped at the files in the automation system, he launches our Music Master software, a monthly service from A-Ware Software located in Minneapolis, Minnesota. Music Master looks at the file, and selects all the music from our catalogue of more than 30-thousand songs, and plays the song coded into the playlist. Music Master then sends a file, with music selections, to the on-air machine for broadcast. This stereo signal is then delivered through the Barix Exstreamer 500, also at the FDC server farm, through the Internet, and out to our radio station affiliates. Our affiliates receive the broadcast on their Barix Instreamer 100, by way of the “Reflector Service” provided by StreamGuys in Eureka, CA, complete with the Music of Your Life 3-minutes of commercials per hour, and our six voice tracks per hour for 24-hours, and all 24-hours of music. The local station’s automation system looks for their 13 spots breaks per hour, plays their local commercials, and also local news, weather and sports.

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This goes on every single day, 24 hours per day, as it has for 37 years, with the only changes being those of technology.

Simultaneously, back at the FDC server farm in Denver, we have a Break-Out-Box (BOB), that delivers a separate channel of high-end audio, back to StreamGuys, who in-turn, rebroadcast that signal to the Internet as a 128k, CD quality, stereo audio stream, that can be heard worldwide on Internet at www.musicofyourlife.com, on Apple’s iTunes Radio, and Tune-In.

Music of Your Life is currently using invested capital to build-out additional channels, utilizing the same method for delivery as described above, with the exception of local affiliates and commercials, to launch a new subscriber-based, commercial freeservice called “iRadio”, a trademark we own, featuring celebrity show hosts, broadcasting across several channels of music, similar to what you would find at Sirius.

In addition to satisfying the no or nominal operations portion of the shell definition, the Company also satisfies the no or nominal assets portion of the shell definition. The shell test is not based on what the value of assets are on the balance sheet, but whether or not they are more than no or nominal assets of the Company. Most of the Company's assets have not undergone a valuation by an outside valuation expert, but the Company believes that its assets are much more than nominal. These assets were acquired during 2013 and 2014 and include, but are not limited to, trademarks, equipment, intellectual property, station rights, and other tangible and intangible assets.

As Chief Executive Officer of Music of Your Life, Inc., I state that the Company is not and has not been a shell corporation since June 2013. Due to the fact Music of Your Life is definitely not a shell, we will not be amending historical disclosure filings that would mislead investors and shareholders into believing that this a "shell" company.

I assert and attest to the following that:

1. the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

___/s/ Marc Angell_________________

Marc Angell, Chief Executive Officer

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